

December 11, 2013

Via E-mail
Barbra E. Kocsis
Man AHL FuturesAccess LLC
Chief Financial Officer and Vice President
c/o Merrill Lynch Alternative Investments LLC
250 Vesey Street
New York, NY 10080

> **Re: Man AHL FuturesAccess LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 000-54140**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that the Fund invests in a diversified portfolio of instruments which may include futures, options on futures, forward contracts, swaps and other financial derivatives. In future Exchange Act periodic reports, please disclose the amount in each type of investment.

Charges, page 7

2.   Please tell us why you do not include the brokerage commissions with the other charges disclosed in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel